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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-4
                          Issuer Tender Offer Statement
      (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)

                               ENVIROQ CORPORATION
                               -------------------
                                (Name of Issuer)

                               Enviroq Corporation
                               -------------------
                      (Name of Person(s) Filing Statement)

                     Common Stock, Par Value $0.01 Per Share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    29409M107
                      -------------------------------------
                      (CUSIP Number of Class of Securities)

                                 William J. Long
                               Enviroq Corporation
                         3918 Montclair Road, Suite 206
                            Birmingham, Alabama 35213
                                 (205) 870-0588

                                 With copies to:

                               John K. Molen, Esq.
                         Bradley Arant Rose & White LLP
                           2001 Park Place, Suite 1400
                         Birmingham, Alabama 35203-2736
                                 (205) 521-8238
                                 --------------
       (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                November 9, 1998
                                ----------------
     (Date Tender Offer First Published, Sent or Given to Security Holders)

                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
  Transaction valuation (1)                      Amount of filing fee
--------------------------------------------------------------------------------
       $2,249,999.84                                    $625.50
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

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    Not Applicable
Form or Registration No.:  Not Applicable
Filing Party:              Not Applicable
Date Filed:                Not Applicable

--------------------------------
(1) Based upon the maximum number of shares of Common Stock of Enviroq which may be redeemed by Enviroq pursuant to the transaction which is the subject of this filing (.42698013 x 1,009,377 shares) multiplied by the price to be paid by Enviroq for each such redeemed share ($5.220612).


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





Item 1.           Security and Issuer.

                  (a) The issuer to which this Schedule 13E-4 (this "Schedule") relates is Enviroq Corporation, a Delaware corporation ("Enviroq"). The principal executive offices of Enviroq are located at 3918 Montclair Road, Suite 206, Birmingham, Alabama 35213.

                  (b) The information set forth under the captions "SUMMARY--The Special Meeting--Record Date," "SUMMARY--The Redemption," "THE SPECIAL MEETING--The Redemption," and " THE REDEMPTION" in the Proxy Statement/Prospectus and Offer to Redeem dated November 9, 1998 (the "Proxy Statement") of Intrepid Capital Corporation and Enviroq, which is attached to this Schedule as Exhibit (A)(1), is incorporated herein by reference.

                  (c) The information set forth under the caption "SUMMARY--Comparative Market Prices and Dividends" in the Proxy Statement attached to this Schedule as Exhibit (A)(1) is incorporated herein by reference.


Item 2.           Source and Amount of Funds or Other Consideration.

                  (a) The information set forth under the caption "THE REDEMPTION -- Source and Amount of Funds" in the Proxy Statement attached to this Schedule as Exhibit (A)(1) is incorporated herein by reference.

                  (b)      Not applicable.


Item 3. Purpose of the Tender Offer and Plans or Proposals of the Issuer or Affiliate.

                  (a)      Not applicable.

                  (b)-(j) The information set forth under the captions "THE REDEMPTION," "THE REORGANIZATION," "THE MERGER AGREEMENT," "DESCRIPTION OF INTREPID CAPITAL STOCK," "COMPARISON OF INTREPID STOCK, ENVIROQ STOCK, IAM STOCK, AND CRC STOCK," and "CERTAIN INFORMATION CONCERNING INTREPID" in the Proxy Statement attached to this Schedule as Exhibit (A)(1) is incorporated herein by reference.


Item 4.           Interest in Securities of the Issuer.

                  There has been no transaction in the class of security of the issuer which is the subject of this Schedule and the related Rule 13e-4 transaction during the past forty days by the issuer or by any of the persons referred to in this item.


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Item 5.           Contracts, Arrangements, Undertakings or Relationships with
                  Respect to the Issuer's Securities.

                  The information set forth under the caption "THE SPECIAL MEETING--Voting at the Special Meeting" in the Proxy Statement attached to this Schedule as Exhibit (A)(1) is incorporated herein by reference.


Item 6.           Persons Retained, Employed or to be Compensated.

                  The information set forth under the captions "THE REORGANIZATION--Opinion of Financial Advisor" and "THE REDEMPTION--Fees and Expenses" in the Proxy Statement attached to this Schedule as Exhibit (A)(1) is incorporated herein by reference.


Item 7.           Financial Information.

                  (a)(1)-(4) The information set forth under the captions "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE" and "SUMMARY--Summary Historical and Pro Forma Data" in the Proxy Statement attached to this Schedule as Exhibit (A)(1) and the information set forth in parts (iii) and (vi) of Exhibit (A)(5) is incorporated herein by reference.

                  (b) The information set forth under the captions "SUMMARY--Summary Historical and Pro Forma Data" and "UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION" in the Proxy Statement attached to this Schedule as Exhibit (A)(1) is incorporated herein by reference.


Item 8.           Additional Information.

                  (a) The information set forth under the captions "THE REDEMPTION-The Voting Agreement" and "THE REDEMPTION--Interests of Certain Persons in the Reorganization" in the Proxy Statement attached to this Schedule as Exhibit (A)(1) is incorporated herein by reference.

                  (b) There are no applicable regulatory requirements which must be complied with or approvals which must be obtained in connection with the transaction subject to Rule 13e-4 of which the issuer (which is the person filing this statement) is aware.

                  (c) The information set forth under the caption "COMPARISON OF INTREPID STOCK, ENVIROQ STOCK, IAM STOCK, AND CRC STOCK--Reports to Stockholders and Shareholders; Not Margin Securities" in the Proxy Statement attached to this Schedule as Exhibit (A)(1) is incorporated herein by reference.


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                  (d)      There are no legal proceedings pending relating to
the transaction subject to Rule 13e-4 with respect to which this Schedule is being filed.

                  (e)      None.


Item 9.           Material to be Filed as Exhibits.

                  (A)(1)   Proxy Statement/Prospectus and Offer to Redeem

                  (A)(2)   Letter of Transmittal

                  (A)(3)   Form of Proxy

                  (A)(4) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

                  (A)(5) Booklet distributed to Enviroq shareholders containing the following:

                           (i) Annual Report of Enviroq on Form 10-KSB for fiscal year ended March 28, 1998

                           (ii) Amendment to Annual Report of Enviroq on Form 10-KSB/A for fiscal year ended March 28, 1998

                           (iii) Amendment to Annual Report of Enviroq on Form 10-KSB/A-1 for fiscal year ended March 28, 1998

                           (iv) Amendment to Annual Report of Enviroq on Form 10-KSB/A-2 for fiscal year ended March 28, 1998

                           (v) Quarterly Report of Enviroq on Form 10-QSB for fiscal quarter ended June 27, 1998

                           (vi) Amendment to Quarterly Report of Enviroq on Form 10-QSB/A for fiscal quarter ended June 27, 1998

                  (B)      None

                  (C)(1)   Stock Agreement

                  (C)(2)   Form of Voting Agreement

                  (C)(3) Form of Employment Agreement between Intrepid Capital Corporation and William J. Long

                  (D) Opinion of Deloitte & Touche LLP regarding certain tax matters

                  (E)      None

                  (F)      None



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

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.



                                            ENVIROQ CORPORATION


                              By: /s/ William J. Long
                                 --------------------------------------------
                              Name: William J. Long
                              Its: President and Chief Executive Officer

                                      Dated: November 9, 1998




























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


                                INDEX TO EXHIBITS



                                                                                                 PAGE IN
                                                                                               SEQUENTIALLY
EXHIBIT                                                                                          NUMBERED
REFERENCE                                       DESCRIPTION                                        FILING
---------                                       -----------                                        ------

(A)(1)              Proxy Statement/Prospectus and Offer to Redeem                                 _______

(A)(2)              Letter of Transmittal                                                          _______

(A)(3)              Form of Proxy                                                                  _______

(A)(4)              Guidelines for Certification of Taxpayer Identification                        _______
                    Number on Substitute Form W-9

(A)(5)              Booklet distributed to Enviroq shareholders                                    _______
                    containing the following:

                    (i) Annual Report of Enviroq on Form 10-KSB for fiscal year ended March 28, 1998

                    (ii)       Amendment to Annual Report of Enviroq on
                               Form 10-KSB/A for fiscal year ended March
                               28, 1998

                    (iii)      Amendment to Annual Report of Enviroq on
                               Form 10-KSB/A-1 for fiscal year ended March
                               28, 1998

                    (iv)       Amendment to Annual Report of Enviroq on
                               Form 10-KSB/A-2 for fiscal year ended March
                               28, 1998

                    (v) Quarterly Report of Enviroq on Form 10-QSB for quarter ended June 27, 1998

                    (vi)       Amendment to Quarterly Report of Enviroq on
                               Form 10-QSB/A for quarter ended June 27,
                               1998

(C)(1)              Stock Agreement                                                                _______

(C)(2)              Form of Voting Agreement                                                       _______

(C)(3)              Form of Employment Agreement between Intrepid Capital                          _______
                    Corporation and William J. Long

(D)                 Opinion of Deloitte & Touche LLP regarding certain tax matters                 _______




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